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                              THE HOMESTATE GROUP

                              DECLARATION OF TRUST

                                    PROPOSED
                              Restated Addendum 1
                            -----------------------

                   HomeState Select Banking and Finance Fund
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     On the 31st day of August, 1998, pursuant to a special meeting of the shareholders of the HomeState Select Banking and Finance Fund (the "Banking and Finance Fund"), formerly known as the HomeState Select Opportunities Fund, Addendum 1, dated November 21, 1996, to the Declaration of Trust (the "Declaration of Trust") of the HomeState Group (the "Trust"), has been amended and restated as follows:


Fundamental Investment Restrictions:
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     The Banking and Finance Fund may not:

     (1) Invest more than 5% of the value of its assets in the equity or debt of one issuer (other than obligations issued or guaranteed by the U.S. Government);

     (2) Invest more than 25% of total assets in one industry, except that the Banking and Finance Fund shall, under normal conditions, invest not less than 25% of its total assets in securities of companies principally engaged in the banking industry and not less than 25% of its total assets in securities of companies principally engaged in the financial services industry;

     (3) Issue or sell senior securities;

     (4) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under certain federal securities laws;

     (5) Purchase or sell real estate, although it may purchase securities which are secured by or represent interests in real estate that are issued or backed by the United States Government, its agencies or instrumentalities;

     (6) Make loans, except by purchase of debt obligations in which it may invest in accordance with its investment policies, or except by entering into qualified repurchase agreements with respect to not more than twenty-five percent (25%) of its total assets (taken at current value);
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     (7) Purchase or hold the securities of any issuer if the officers or directors of the Banking and Finance Fund or its investment adviser (i) individually own more than one-half of one percent (0.5%) of the outstanding securities of the issuer, or (ii) collectively own more than five percent (5%) of the outstanding securities;

     (8) Acquire more than ten percent (10%) of the voting securities of any issuer; or make investments for the purpose of gaining control of a company's management;

     (9) Invest in the securities of other investment companies (excepting no-load, open-end money market mutual funds, and except in the case of acquiring such companies through merger, consolidation or acquisition of assets). The Banking and Finance Fund will not invest more than ten percent (10%) of its total current assets in shares of other investment companies nor invest more than five percent (5%) of its total current assets in a single investment company. When investing in a money market mutual fund, the Banking and Finance Fund may incur duplicate fees and expenses; or

    (10) Borrow money, except from a bank or for the purposes of purchasing securities on margin (provided that such purchases may not exceed 120% of total assets taken at current value); such borrowing will be limited to no more than 5% of net assets.

Investment Policies (which may be changed by the Banking and Finance Fund's
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Board of Trustees):
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The Banking and Finance Fund:

     (a) Will not invest in foreign currencies or foreign options;

     (b) Will not invest more than 15% of total assets (taken at current value) in illiquid securities (including illiquid equity securities, repurchase agreements and time deposits with maturities or notice periods of more than seven days, and other securities which are not readily marketable, including securities subject to legal or contractual restrictions on resale);

     (c) Will not issue long-term debt securities;

     (d) Will not invest more than ten percent (10%) of its total assets (at current value) in repurchase agreements, and will not invest in repurchase agreements maturing in more than seven days;

     (e) May invest its cash for temporary purposes in commercial paper, certificates of deposit, money market mutual funds, repurchase agreements (as set forth in Item d above) or other appropriate short-term investments;
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     (f) May invest in securities convertible into common stock, but only when the Banking and Finance Fund's investment adviser believes the expected total return of such a security exceeds the expected total return of common stocks eligible for investment;

     (g) Will maintain its portfolio turnover rate at a percentage consistent with its investment objective of long-term growth. The Banking and Finance Fund will not engage primarily in trading for short-term profits, but it may from time to time make investments for short-term purposes when such trading is believed by the Banking and Finance Fund's investment adviser to be desirable and consistent with a sound investment policy. The Banking and Finance Fund may dispose of securities whenever the investment adviser deems advisable without regard to the length of time held. The Banking and Finance Fund is not expected to exceed a portfolio turnover rate of 80% on an annual basis;

     (h) May engage in options strategies with respect to less than 5% of the Banking and Finance Fund's net assets, in which the Banking and Finance Fund will either: (i) set aside liquid, unencumbered, daily marked to market assets in a segregated account with the Banking and Finance Fund's custodian in the prescribed amount; or (ii) hold securities or other options or futures contracts whose values are expected to offset ("cover") its obligations thereunder. Securities, currencies or other options or futures contracts used for cover cannot be sold or closed out while the strategy is outstanding, unless they are replaced with similar assets;

     (i) May not write put or call options having aggregate exercise prices equal to or greater than 5% of the Banking and Finance Fund's net assets, except with respect to options attached to or acquired with or traded together with their underlying securities and securities that incorporate features similar to options; and

     (j) May make short sales in total amounts less than 5% of the Banking and Finance Fund's net assets.